February 14, 2025

Kalkidan Ezra

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re: Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Ms. Ezra:

On December 20, 2024, Northern Lights Fund Trust (the "Trust" or the "Registrant"), on behalf of its series, PFG Janus Henderson® Tactical Income Strategy Fund (the "Fund"), filed post-effective amendment No. 1476 to the Trust's registration statement (the "Amendment"). The Amendment was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, to register shares of the Fund.

You provided oral comments to Abigail Ophir with respect to the Amendment. Please find below the Fund’s response to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Summary Prospectus

Principal Investment Strategies

Comment 1: In the first sentence of the first paragraph, please move the phrase “under normal market circumstances” from the end of the sentence to the beginning.

Response: The requested revision has been made.

Comment 2: In the second sentence of the same paragraph, please move the phrase “under normal market circumstances” from the end of the sentence to the beginning.

Response: The requested revisions has been made.

Comment 3: Also in the second sentence of the same paragraph, please disclose how the Adviser selects the ETFs the Fund will invest in.

Response: The Registrant notes the following disclosure:

February 14, 2025

In selecting Janus Henderson Underlying Funds and Other Underlying Funds to purchase or sell on behalf of the Fund, Pacific Financial Group, LLC (the “Adviser”) utilizes information provided by Janus Henderson, including data and analysis about the Janus Henderson Underlying Funds and Other Underlying Funds.

Comment 4: In the second paragraph, please explain in the response what Janus Henderson’s role in managing the Fund will be, including if Janus Handerson will provide investment advice to manage the Fund or any other role Janus Henderson will be undertaking for the Fund.

Response: Janus Henderson has no role with respect to managing the Fund. The Fund’s adviser utlizes certain research provided by Janus Henderson inselecting Janus Henderson Funds as invesments for the Fund.

Comment 5: In the third paragraph, please clarify which segment of the foreign fixed income and domestic foreign equity market the Fund’s Principal Investment Strategy plans to focus on and, additionally, please disclose how the Adviser will make allocation decisions between such segments.

Response: The Registrant respectfully declines to revise the existing disclosure.

Comment 6: In the fourth paragraph, please disclose how the Fund finds “other equity securities.”

Response: The Registrant notes that the existing disclosure simply makes a distinction between “dividend-paying equity securities” and “other equity securities” (i.e., those that do not pay a dividend) for the purposes of stating when the Fund may invest in money markey funds.

Comment 7: Also in the same paragraph, the Staff notes “the Fund does not to focus its investments in any particular sector.” Please disclose a few sectors the Fund may invest in.

Response: Given that the Fund does not seek to invest in any particular sector or sectors, the Registrant does not believe that such disclopsure would be helpful to investors.

Comment 8: In the first sentence of the fifth paragraph, please consider providing more specifics as to the type of domestic equity securities and fixed income securities involved.

Response: The Registrant notes the existing disclosure with respect to equity securities:

February 14, 2025

Equity securities shall consist of common stock of domestic, foreign, and emerging market issuers of any market capitalization.

The Registrant further ntoes the existing disclosure regarding fixed-income securities:

The Adviser intends to have the balance of the Fund’s investment exposure in fixed income securities of any duration or credit quality including high yield bonds (also known as junk bonds) or in cash. Fixed income securities shall consist of government and corporate bonds, asset and mortgage-backed securities, commercial loans, floating rate loans of any maturity or investment grade and international fixed income.

Comment 10: In the same paragraph, please disclose how the Adviser will make allocation decisions as it relates to “government and corporate bonds, assets and mortgage-backed securities, commercial loans, floating rate loans of any maturity or investme grade and international fixed income.”

Response: The Registrant respectfully declines to revise the existing disclosure.

Comment 11:  In the same paragraph, please clarify that “high-yield fixed income securities as corporate bonds or other bonds or debt instruments that are generally rated lower than Baa3 by Moody’s Investors Service, Inc. (“Moody’s”) or lower than BBB- by Standard and Poor’s Rating Group (“S&P”)” are typically referred to as junk bonds.

Response: The Registrant notes that existing disclosure already refers to high yoeld bonds as junk bonds:

The Adviser intends to have the balance of the Fund’s investment exposure in fixed income securities of any duration or credit quality including high yield bonds (also known as junk bonds) or in cash.

Principal Investment Risks

Comment 12:  The Staff notes that a higher portfolio turnover rate for the Fund will result in a higher brokerage costs. Please include the Portfolio Turnover Risk disclosure under the Principal Investment Strategies section, if applicable.

Response: The Fund has not enagged in frequent trading resulting in a high portfolio turnover rate. In the future, the Registrant will consider such disclosure if appropriate.

February 14, 2025

Additional Information About Principal Investment Strategies and Related Risks

Principal Investment Risks

Comment 13: Please confirm if the ETF Structure Risk is a principal risk for the Fund. If so, please ensure the ETF Structure Risk is listed under Item 4.

Response: The requested revision has been made.

Comment 14: Please clarify in plain English what it is meant by “resale restrictions” in the High Yield Bond Risk.

Response: The Registrant respectfully declines to revise the existing disclosure.

Comment 15: Please confirm if Passive Investment Risk is a principal risk for the Fund. If so, please ensure the Passive Investment Risk is listed under Item 4.

Response: Passive Investment Risk has been deleted.

If you have any questions or additional comments, please call Andrew Davalla at (216) 566-5706.

Sincerely,

/s/ Andrew Davalla

Andrew Davalla